UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

Commission File Number 001-34175

ECOPETROL S.A.

(Exact name of registrant as specified in its charter)

N.A.

(Translation of registrant’s name into English)

COLOMBIA

(Jurisdiction of incorporation or organization)

Carrera 13 No. 36 – 24

BOGOTA D.C. – COLOMBIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Ecopetrol S.A. hereby designates this report on Form 6-K as being incorporated by reference into its registration statement on Form F-3, as filed with the SEC on April 19, 2024 (File No. 333-278823).

Ecopetrol S.A. Announces Pricing of Cash Tender Offer for Any and All of its Outstanding 5.375% Notes due 2026

BOGOTÁ, COLOMBIA, October 16, 2024 – Ecopetrol S.A. (“Ecopetrol” or the “Company”) (NYSE: EC) announced today the tender offer consideration (the “Total Consideration”) payable in connection with the previously announced cash tender offer (the “Offer”) by Ecopetrol, which commenced on October 8, 2024, to purchase any and all of its outstanding 5.375% Notes due 2026 (the “Securities”), upon the terms and subject to the conditions set forth in Ecopetrol’s Offer to Purchase, dated October 8, 2024 (as the same was amended by means of press release published on October 16, 2024 and may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Notice of Guaranteed Delivery (as it may be amended or supplemented from time to time, the “Notice of Guaranteed Delivery”). Capitalized terms used but not defined herein shall have the meanings given to such terms in the Offer to Purchase.

On October 16, 2024, by means of press release, Ecopetrol announced the postponement and extension of key dates in connection with the Offer, as follows: the new Expiration Time is at 5:00 p.m., New York City Time on October 16, 2024, the new Guaranteed Delivery Date is at 5:00 p.m., New York City Time on October 18, 2024, and the new Settlement Date is expected to be October 21, 2024.

In accordance with the above, the Offer will expire today, October 16, 2024, at 5:00 p.m., New York City time, unless further extended (such date and time, as it may be extended, the “Expiration Time”). The Offer to Purchase contains detailed information regarding the manner in which the Total Consideration was calculated.

The following table sets forth the Total Consideration for the Securities. The Fixed Spread over the Reference Yield listed in the table below is based on the bid-side price of the Reference U.S. Treasury, as calculated by the Dealer Managers (as defined below) at 10:00 a.m., New York City time, today, as described in the Offer to Purchase.

Title of Securities(1)	CUSIP/ISIN Number	Outstanding Principal Amount	Reference U.S. Treasury Security	Bloomberg Reference Page	Reference Yield	Fixed Spread (Basis Points)	Total Consideration(2)(3)
5.375% Notes due 2026	279158 AL3 / US279158AL39	$1,250,000,000	UST 4.500% due March 31, 2026	FIT4	4.507%	+45 bps	$1,011.90

(1)	The Securities are redeemable at par at any time on or after March 26, 2026.
(2)	Per $1,000 principal amount of Securities validly tendered and accepted for purchase pursuant to the Offer to Purchase.
(3)	Excludes accrued and unpaid interest on their purchased Securities from the last interest payment date for the Securities to, but excluding, the Settlement Date (as defined below).

In addition to the Total Consideration, holders whose Securities are accepted for purchase pursuant to the Offer, including Securities tendered by guaranteed delivery, will also receive accrued and unpaid interest on their purchased Securities from the last interest payment date for the Securities to, but excluding, the Settlement Date.

Upon the terms and subject to the conditions of the Offer, the settlement date is expected to be October 21, 2024 (the “Settlement Date”). On the Settlement Date, Ecopetrol expects to accept for payment and pay the Total Consideration for Securities validly tendered and not validly withdrawn at or prior to the Expiration Time or delivered by guaranteed delivery prior to 5:00 p.m., New York City time, on October 18, 2024.

Following payment for the Securities accepted pursuant to the terms of the Offer, Ecopetrol currently intends (but is not obligated) to redeem all or a portion of the Securities that remain outstanding in accordance with the terms of the Indenture governing the Securities. The Offer does not constitute a notice of redemption or an obligation to issue a notice of redemption.

Tenders of Securities pursuant to the Offer may be validly withdrawn at or prior to the Expiration Time. If the Offer is further extended, tendered Securities may be withdrawn at any time before the 10th business day after commencement of the Offer. Securities subject to the Offer may also be validly withdrawn at any time after the 60th business day after commencement of the Offer if for any reason the Offer has not been consummated within 60 business days after commencement.

The Offer is conditioned upon the satisfaction or waiver by Ecopetrol of certain conditions described in the Offer to Purchase, including the Financing Condition (as defined below), but is not conditioned upon any minimum principal amount of Securities being tendered. Subject to applicable law, Ecopetrol may, at its sole discretion, waive any condition applicable to the Offer and may further extend the Offer. Under certain conditions and as more fully described in the Offer to Purchase, Ecopetrol may terminate the Offer before the Expiration Time.

The Offer is being made in connection with a concurrent offering of notes (the “New Notes”) by the Company (the “Notes Offering”). The “Financing Condition” means that the Company shall have priced and closed the Notes Offering on terms satisfactory to the Company and resulting in net cash proceeds sufficient to fund the Total Consideration with respect to the Securities validly tendered at or prior to the Expiration Time (regardless of actual amount of Securities tendered), plus accrued and unpaid interest on the purchased Securities from the last interest payment date to, but excluding, the Settlement Date. The Offer is not an offer to sell or a solicitation of an offer to buy the New Notes.

The complete terms and conditions of the Offer are set forth in the Offer to Purchase and in the related Notice of Guaranteed Delivery, which holders are urged to read carefully before making any decision with respect to the Offer.

The Offer is open to all registered holders of Securities. A beneficial owner of Securities that are held of record by a broker, dealer, commercial bank, trust company, or other nominee (each, a “Custodian”) must instruct such Custodian to tender such Securities on the beneficial owner’s behalf in a timely manner. Beneficial owners should be aware that a Custodian may establish its own earlier deadline for participation in an Offer.

Global Bondholder Services Corporation is serving as the tender agent and information agent. Requests for documents may be directed to Global Bondholder Services Corporation by telephone at +1 212-430 3774 (banks and brokers) or Toll-Free at +1 855-654-2014.

Copies of the Offer to Purchase and related Notice of Guaranteed Delivery are available at the following web address: at https://gbsc-usa.com/ecopetrol/.

BBVA Securities Inc., J.P. Morgan Securities LLC and Santander US Capital Markets LLC are serving as Dealer Managers (the “Dealer Managers”) for the Offer. Questions regarding the Offer may also be directed to the Dealer Managers as set forth below:

BBVA Securities Inc.

1345 Avenue of the Americas,

44th Floor

New York, New York 10105

United States of America

Attn: Liability Management

Collect: +1 (212) 728-2446

U.S. Toll Free: +1 (800) 422-8692

Email: liabilitymanagement@bbva.com

J.P. Morgan Securities LLC 383 Madison Avenue New York, New York 10179 United States of America Attention: Latin America Debt Capital Markets Collect: (212) 834-7279 U.S. Toll Free: (866) 846-2874

Santander US Capital Markets LLC

437 Madison Avenue

New York, New York 10022

United States of America

Attn: Liability Management Group

Collect: (212) 940-1442

U.S. Toll-Free: (855) 404-3636

Email: AmericasLM@santander.us

This press release is for informational purposes only and does not constitute an offer to purchase nor the solicitation of an offer to sell any Securities. The Offer is being made only pursuant to the Offer to Purchase and related Notice of Guaranteed Delivery.

No Recommendation

None of Ecopetrol, BBVA Securities Inc., J.P. Morgan Securities LLC, Santander US Capital Markets LLC, Global Bondholder Services Corporation, or the trustee or security registrar with respect to the Securities, nor any affiliate of any of the foregoing, has made any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Securities in response to the Offer or expressing any opinion as to whether the terms of the Offer are fair to any holder. Holders must make their own decision as to whether to tender any of their Securities and, if so, the purchase price of Securities to tender. Please refer to the Offer to Purchase for a description of the offer terms, conditions, disclaimers and other information applicable to the Offer.

About Ecopetrol

Ecopetrol is a mixed-economy company, the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, toll road concessions in Chile, and the telecommunications sector.

Disclaimer and Other Important Notices

The Company expressly reserves the absolute right, in its sole discretion, from time to time to purchase any Securities that remain outstanding after the Expiration Time through open-market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise, on terms and at prices that may or may not be equal to the consideration offered in the Offer, or to exercise any of its rights, including redemption rights, under the Indenture governing the Securities.

This press release and the Offer to Purchase do not constitute an offer to purchase or the solicitation of an offer to sell Securities in any jurisdiction in which such offer or solicitation would be unlawful. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Ecopetrol by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction. If materials relating to the Offer come into a holder’s possession, the holder is required by Ecopetrol to inform itself of and to observe all of these restrictions.

The Offer to Purchase has not been filed with or reviewed by the SEC, any state securities commission or any other regulatory authority, nor has any such commission or other regulatory authority passed upon the accuracy or adequacy of the Offer to Purchase or any of the accompanying ancillary documents delivered thereunder. Any representation to the contrary is unlawful and may be a criminal offense.

The Offer to Purchase will not be authorized by the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia or the “SFC” by its acronym in Spanish) and will not be registered under the Colombian National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores) or the Colombian Stock Exchange (Bolsa de Valores de Colombia or the “BVC” by its acronym in Spanish), and, accordingly, the Offer to Purchase may not constitute an offer to persons in Colombia except in circumstances which do not result in a public offering under Colombian law and must be carried out in compliance with Part 4 of Decree 2555 of 2010.

This press release may contain forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including those related to the Offer. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements. Ecopetrol is not under any obligation to (and expressly disclaims any such obligation to) update forward- looking statements as a result of new information, future events or otherwise, except as required by law.

Investor Relations

Lina María Contreras Mora

Head of Capital Markets

Carrera 13 No. 36-24, Bogotá, Colombia

e-mail: investors@ecopetrol.com.co

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

By:	/s/ Ricardo Roa Barragán
	Name:	Ricardo Roa Barragán
	Title:	Chief Executive Officer

Date: October 16, 2024